The following is Michael G. Morris' Proxy letter to Northeast Utilities' Shareholders which will be mailed on March 20, 2000:




March 20, 2000



Dear Shareholder:

As you know, on October 13, 1999, NU and Consolidated Edison, Inc. of New York (Con Edison) announced a merger that valued NU at more than three times the level at which our shares traded three years ago. I wanted to share with you my thoughts on this event.

As a shareholder, I'm sure you're asking yourself questions such as: "Is this a good deal?" "Is this merger the right thing to do?" A wise person once said that "context is everything," so let's put this in context. First, the original deal was designed to provide a per share value to NU shareholders of approximately $25, assuming a Con Edison share price of at least $36 at closing. Today, the price of Con Edison shares is lower, and at its current share price, NU shareholders would receive a somewhat smaller return at closing. However, NU's current share price already reflects the announced merger, and we believe that absent the merger, our share price would be quite a bit lower than it is today, when we see it trading around $19 a share.

Therefore, we believe the value of your investment in NU is worth more today because of our pending merger with Con Edison. Members of the investment banking community remain convinced that our merger with Con Edison is in the best interests of NU shareholders, customers and employees.

The companies have estimated that the combined company will have revenues on a pro forma basis of approximately $11.9 billion and total assets of $27.3 billion, as of December 31, 1999. This footing provides the financial resources that we anticipate will be needed to grow and prosper in the future. This should help increase the efficiency of our operations, enhance our ability to deploy advanced technologies, further strengthen our infrastructure and customer service, and increase shareholder value through growth in earnings. In short, we believe this combination presents greater prospects for a bright future.

All the details about our forthcoming merger are contained in the Joint Proxy Statement recently mailed to you. Please read it carefully and be sure to call our Shareholder Services Department toll free at 1-800-794-1104 if you have any questions.

- more -

On April 14, we'll be holding a special NU shareholder meeting at the Hartford Civic Center to vote on two proposals:

1. Approval of amendments to the Northeast Declaration of Trust to authorize NU to merge, and
2.  Approval of the merger with Con Edison.

Your vote on these proposals is very important, so please complete, sign, date and return each proxy card you receive right away. In order to be tabulated, your vote must be received by the date stated on your proxy card(s). If you miss the deadline, your vote will not count.

As shareholders, we have come to that proverbial "fork in the road." Market forces tell us that we need to be bigger to survive and flourish. I urge you to vote "YES" for the Con Edison/NU merger and launch a new era of expanded options and opportunities for what I believe will be a solid investment for shareholders in one of the leading energy companies in the entire nation.

Sincerely,


Michael G. Morris
Chairman, President and Chief Executive Officer

Enclosures:	Merger Guidebook
		Proxy voting card & return envelope